**COBHAM**

Cobham plc, Brook Road, Wimborne
Dorset, England BH21 2BJ
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com



06010591

Our ref: L/COB/88.2/19591

20th January 2006


RECEIVED
JAN 3 0 2006
PROCESSING
213
SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

Dear Sirs

SUPPL

**Securities Exchange Act 1934 Rule 12g3-2(b)**
**Issuer: Cobham plc**
**File no: 8234923**

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 19 January 2006.

2. Notice of allotment of shares or securities on Form 88(2) dated 19 January 2006.

3. London Stock Exchange Application for Admission of Securities to Trading on Form 1 dated 20 January 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
**for Cobham plc**

PROCESSED
FEB 0 1 2006
THOMSON
FINANCIAL

**J M Pope**
**Company Secretary/Solicitor**

**COBHAM PLC**

**Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 19th January 2006**

| | | | |
|---|---|---|---|
| **Present:** | A E Cook | - | Chairman |
| | W Tucker | | |
| **In attendance:** | J M Pope | - | Company Secretary |

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules dated 12th and 18th January have given notice to the company (each such notice being accompanied by the appropriate subscription price £31,515.22) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 35,686 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 12th and 18th January 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



.............................
**Chairman**

| | | | | | | | | | | | | | | | Schedule 1 to | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Closure report dated 18.1.2006 originator - Yorkshire Building Society | | | | | | | | | | | | | | | GPC minute dated 19th January 2006 | | |
| AccountNumber | GrantDate | Term | OptionPrice | Share Premium | Title | Surname | Initials | NINO | ExercisedShares | Cost | Address1 | Address2 | Postcode | Forenames | Location | | Executor |
| 005174977464 | 141103 | 3 | 0.939 | 0.914 | MR | KENNEDY | IW | WM156643B | 1850 | 1,737.15 | 36 PARKLANDS | SOUTH MOLTON | EX36 4EW | IAN WILLIAM | HTE | | |
| 008870460665 | 161104 | 3 | 1.076 | 1.051 | MR | KENNEDY | IW | WM156643B | 270 | 290.52 | 36 PARKLANDS | SOUTH MOLTON | EX36 4EW | IAN WILLIAM | FRH | | |
| 008869880065 | 161104 | 5 | 1.076 | 1.051 | MR | PADLEY | I | NY199714A | 220 | 236.72 | 17 GARDENIA DRIVE | FAREHAM | PO15 5DN | IAN | FRH | | |
| 8879118565 | 161104 | 3 | 1.76 | 1.735 | MR | BIDDLECOMBE | N | YT198979C | 501 | 539.07 | 43 WYNTON WAY | FAREHAM | PO15 6NR | NEIL | FRH | DECEASED | MRS HELEN MAY BIDDLECOMBE |
| 5174751864 | 141103 | 3 | 0.939 | 0.914 | MR | BIDDLECOMBE | N | YT198979C | 1805 | 1,694.89 | 43 WYNTON WAY | FAREHAM | PO15 6NR | NEIL | FRHIT | DECEASED | MRS HELEN MAY BIDDLECOMBE |
| Totals | | | | | | | | | 4646 | 4,498.35 | | | | | | | |

---

| | | | |
|---|---|---|---|
| BULK PROOF LIST FOR | | COBHAM PLC | |
| Closure Date | | 12-JAN-2006 | |
| No of Shares | | 31040 | 27016.87 |
| Module Name | : | SAV0033B | |
| Actioned by | : | root | |
| Report Date/Time | : | 11-JAN-2006 at 10:51 | |
| Pages Printed | : | 00003 | |

| ccount No. | Name | Address Line 1 | Shares Ex. | Share Amount | Batch No |
|---|---|---|---|---|---|
| 869816965 | WILLIAMS, BA MR | 2 HEPPENSTALL ROAD EX32 7AX | 110 | 118.36 | 94582 |
| 175014464 | WILLIAMS, BA MR | 2 HEPPENSTALL ROAD EX32 7AX | 250 | 234.75 | 94582 |
| 830387063 | WILLIAMS, BA MR | 2 HEPPENSTALL ROAD EX32 7AX | 380 | 292.22 | 94582 |
| 174760764 | RICHARDSON, MK MR | 10 CLANDON DRIVE SO50 4QQ | 740 | 694.86 | 94582 |
| 869934365 | RICHARDSON, MK MR | 10 CLANDON DRIVE SO50 4QQ | 270 | 290.52 | 94582 |
| 869927065 | ROE, J MR | 83 YORK ROAD BH18 8EP | 250 | 269.00 | 94582 |
| 410628662 | ROE, J MR | 83 YORK ROAD BH18 8EP | 4690 | 3939.60 | 94582 |
| 829916463 | ROE, J MR | 83 YORK ROAD BH18 8EP | 3800 | 2922.20 | 94582 |
| 175101964 | ROE, J MR | 83 YORK ROAD BH18 8EP | 1780 | 1671.42 | 94582 |
| 870667665 | BROWN, JD MR | 7 DALE RISE YO13 0EG | 220 | 236.72 | 94582 |
| 174738064 | CHURCHER, DMW MR | 47 COLLINGWORTH RISE SO31 1DD | 490 | 460.11 | 94582 |
| 871121165 | RICHARDS, GP MR | 126 WARBURTON ROAD BH17 8SG | 920 | 989.92 | 94582 |
| 175371264 | RICHARDS, GP MR | 126 WARBURTON ROAD BH17 8SG | 2700 | 2535.30 | 94582 |
| 174522164 | FINLAY, CM MRS | 4 THORESBY COURT BH25 5UJ | 3070 | 2882.73 | 94582 |
| 175324064 | JONES, NA MISS | 4 OLD FARM GARDENS DT11 7UU | 870 | 816.93 | 94582 |
| 871005365 | JONES, NA MISS | 4 OLD FARM GARDENS DT11 7UU | 890 | 957.64 | 94582 |
| 174808564 | CLARKE, PG MR | 73 PETERS ROAD SO31 6EL | 1850 | 1737.15 | 94582 |
| 829546063 | CLARKE, PG MR | 73 PETERS ROAD SO31 6EL | 6170 | 4744.73 | 94582 |
| 829910563 | JONES, NA MISS | 4 OLD FARM GARDENS DT11 7UU | 1590 | 1222.71 | 94582 |

re Listing for COBHAM PLC

Closure Date 12-JAN-2006



| nt No | Employee Details | | | Option Details | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| 0667665 | MR JD BROWN | | Emp No618 | Open Date | 010205 | Opt Price | 1.076000 | Company Amt | 236.72 |
| | JOHN | | NI No NA892743C | Grant Date | 161104 | Shares Exer | 220 | Cheque No | 764132 |
| | 7 DALE RISE | | | Term | 3 | Balance | 240.00 | Ind Amount | 3.28 |
| | BURNISTON | | | Sub Amount | 20.00 | Interest | 0.00 | Cheque No | 764142 |
| | SCARBOROUGH | | Left Date 071205 | Reason | REDUND | | | | |
| | | | Location SAL | | | | | | |
| | | YO13 0EG | | | | | | | |
| 738064 | MR DMW CHURCHER | | Emp No15542 | Open Date | 010204 | Opt Price | 0.939000 | Company Amt | 460.11 |
| | DAVID MICHAEL WILLIAM | | NI No YK410867A | Grant Date | 141103 | Shares Exer | 490 | Cheque No | 764132 |
| | 47 COLLINGWORTH RISE | | | Term | 3 | Balance | 456.00 | Ind Amount | 0.27 |
| | PARK GATE | | | Sub Amount | 19.00 | Interest | 4.38 | Cheque No | 764143 |
| | SOUTHAMPTON | | Left Date 011105 | Reason | SALECO | | | | |
| | | | Location FRHIT | | | | | | |
| | | SO31 1DD | | | | | | | |
| 546063 | MR PG CLARKE | | Emp No51168 | Open Date | 010203 | Opt Price | 0.769000 | Company Amt | 4744.73 |
| | PETER | | NI No YX647676D | Grant Date | 141102 | Shares Exer | 6170 | Cheque No | 764132 |
| | 73 PETERS ROAD | | | Term | 7 | Balance | 4608.00 | Ind Amount | 0.26 |
| | LOCKS HEATH | | | Sub Amount | 128.00 | Interest | 136.99 | Cheque No | 764150 |
| | SOUTHAMPTON | | Left Date 011105 | Reason | SALECO | | | | |
| | | | Location FRHIT | | | | | | |
| | | SO31 6EL | | | | | | | |
| 808564 | MR PG CLARKE | | Emp No51168 | Open Date | 010204 | Opt Price | 0.939000 | Company Amt | 1737.15 |
| | PETER | | NI No YX647676D | Grant Date | 141103 | Shares Exer | 1850 | Cheque No | 764132 |
| | 73 PETERS ROAD | | | Term | 5 | Balance | 1728.00 | Ind Amount | 7.41 |
| | LOCKS HEATH | | | Sub Amount | 72.00 | Interest | 16.56 | Cheque No | 764149 |
| | SOUTHAMPTON | | Left Date 011105 | Reason | SALECO | | | | |
| | | | Location FRHIT | | | | | | |
| | | SO31 6EL | | | | | | | |
| 522164 | MRS CM FINLAY | | Emp No1721 | Open Date | 010204 | Opt Price | 0.939000 | Company Amt | 2882.73 |
| | CAROLE MAUD | | NI No ZX281926C | Grant Date | 141103 | Shares Exer | 3070 | Cheque No | 764132 |
| | 4 THORESBY COURT | | | Term | 3 | Balance | 2856.00 | Ind Amount | 0.65 |
| | NEW MILTON | | | Sub Amount | 119.00 | Interest | 27.38 | Cheque No | 764146 |
| | | | Left Date 010106 | Reason | REDUND | | | | |
| | | | Location FRA | | | | | | |
| | | BH25 5UJ | | | | | | | |

| nt No | Employee Details | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Option Details | | | | |
| 9910563 | MISS NA JONES | | Emp No5239 | Open Date | 010203 | Opt Price | 0.769000 | Company Amt | 1222.71 |
| | NICOLA ANN | | NI No NR638436A | Grant Date | 141102 | Shares Exer | 1590 | Cheque No | 764132 |
| | 4 OLD FARM GARDENS | | | Term | 3 | Balance | 1188.00 | Ind Amount | 0.03 |
| | BLANDFORD FORUM | | | Sub Amount | 33.00 | Interest | 34.74 | Cheque No | 764151 |
| | | | Left Date 310705 | Reason | TUPETF | | | | |
| | | | Location FRL | | | | | | |
| | | DT11 7UU | | | | | | | |
| 5324064 | MISS NA JONES | | Emp No5239 | Open Date | 010204 | Opt Price | 0.939000 | Company Amt | 816.93 |
| | NICOLA ANN | | NI No NR638436A | Grant Date | 141103 | Shares Exer | 870 | Cheque No | 764132 |
| | 4 OLD FARM GARDENS | | | Term | 3 | Balance | 850.00 | Ind Amount | 40.91 |
| | BLANDFORD FORUM | | | Sub Amount | 34.00 | Interest | 7.84 | Cheque No | 764147 |
| | | | Left Date 310705 | Reason | TUPETF | | | | |
| | | | Location FRL | | | | | | |
| | | DT11 7UU | | | | | | | |
| 1005365 | MISS NA JONES | | Emp No5239 | Open Date | 010205 | Opt Price | 1.076000 | Company Amt | 957.64 |
| | NICOLA ANN | | NI No NR638436A | Grant Date | 161104 | Shares Exer | 890 | Cheque No | 764132 |
| | 4 OLD FARM GARDENS | | | Term | 3 | Balance | 1040.00 | Ind Amount | 82.36 |
| | BLANDFORD FORUM | | | Sub Amount | 80.00 | Interest | 0.00 | Cheque No | 764148 |
| | | | Left Date 310705 | Reason | TUPETF | | | | |
| | | | Location FRL | | | | | | |
| | | DT11 7UU | | | | | | | |
| 5371264 | MR GP RICHARDS | | Emp No6344 | Open Date | 010204 | Opt Price | 0.939000 | Company Amt | 2535.30 |
| | GAVIN PAUL | | NI No NR500586D | Grant Date | 141103 | Shares Exer | 2700 | Cheque No | 764132 |
| | 126 WARBURTON ROAD | | | Term | 3 | Balance | 2520.00 | Ind Amount | 8.88 |
| | CANFORD HEATH | | | Sub Amount | 105.00 | Interest | 24.18 | Cheque No | 764145 |
| | POOLE | | Left Date 010805 | Reason | TUPETF | | | | |
| | | | Location FRL | | | | | | |
| | | BH17 8SG | | | | | | | |
| 1121165 | MR GP RICHARDS | | Emp No6344 | Open Date | 010205 | Opt Price | 1.076000 | Company Amt | 989.92 |
| | GAVIN PAUL | | NI No NR500586D | Grant Date | 161104 | Shares Exer | 920 | Cheque No | 764132 |
| | 126 WARBURTON ROAD | | | Term | 3 | Balance | 996.00 | Ind Amount | 6.08 |
| | CANFORD HEATH | | | Sub Amount | 83.00 | Interest | 0.00 | Cheque No | 764144 |
| | POOLE | | Left Date 010805 | Reason | TUPETF | | | | |
| | | | Location FRL | | | | | | |
| | | BH17 8SG | | | | | | | |

File no. 8234923



| No | Employee Details | | | | Option Details | | | |
|---|---|---|---|---|---|---|---|---|
| 60764 | MR MK RICHARDSON | | Emp No19887 | Open Date 010204 | Opt Price | 0.939000 | Company Amt | 694.86 |
| | MICHAEL KEITH | | NI No YX021114B | Grant Date 141103 | Shares Exer | 740 | Cheque No | 764132 |
| | 10 CLANDON DRIVE | | | Term 3 | Balance | 696.00 | Ind Amount | 7.82 |
| | EASTLEIGH | | | Sub Amount 29.00 | Interest | 6.68 | Cheque No | 764136 |
| | | | Left Date 011105 | Reason SALECO | | | | |
| | | | Location FRHIT | | | | | |
| | | SO50 4QQ | | | | | | |
| 34365 | MR MK RICHARDSON | | Emp No19887 | Open Date 010205 | Opt Price | 1.076000 | Company Amt | 290.52 |
| | MICHAEL KEITH | | NI No YX021114B | Grant Date 161104 | Shares Exer | 270 | Cheque No | 764132 |
| | 10 CLANDON DRIVE | | | Term 3 | Balance | 300.00 | Ind Amount | 9.48 |
| | EASTLEIGH | | | Sub Amount 25.00 | Interest | 0.00 | Cheque No | 764137 |
| | | | Left Date 011105 | Reason SALECO | | | | |
| | | | Location FRH | | | | | |
| | | SO50 4QQ | | | | | | |
| 28662 | MR J ROE | | Emp No | Open Date 010202 | Opt Price | 0.840000 | Company Amt | 3939.60 |
| | JOHN | | NI No YW658898C | Grant Date 121101 | Shares Exer | 4690 | Cheque No | 764132 |
| | 83 YORK ROAD | | | Term 5 | Balance | 3792.00 | Ind Amount | 0.96 |
| | BROADSTONE | | | Sub Amount 79.00 | Interest | 148.56 | Cheque No | 764139 |
| | | | Left Date 011105 | Reason SALELO | | | | |
| | | | Location FRL | | | | | |
| | | BH18 8EP | | | | | | |
| 16463 | MR J ROE | | Emp No5300 | Open Date 010203 | Opt Price | 0.769000 | Company Amt | 2922.20 |
| | JOHN | | NI No YW658898C | Grant Date 141102 | Shares Exer | 3800 | Cheque No | 764132 |
| | 83 YORK ROAD | | | Term 5 | Balance | 2844.00 | Ind Amount | 4.78 |
| | BROADSTONE | | | Sub Amount 79.00 | Interest | 82.98 | Cheque No | 764140 |
| | | | Left Date 011105 | Reason SALECO | | | | |
| | | | Location FRL | | | | | |
| | | BH18 8EP | | | | | | |
| 01964 | MR J ROE | | Emp No5300 | Open Date 010204 | Opt Price | 0.939000 | Company Amt | 1671.42 |
| | JOHN | | NI No YW658898C | Grant Date 141103 | Shares Exer | 1780 | Cheque No | 764132 |
| | 83 YORK ROAD | | | Term 5 | Balance | 1656.00 | Ind Amount | 0.48 |
| | BROADSTONE | | | Sub Amount 69.00 | Interest | 15.90 | Cheque No | 764141 |
| | | | Left Date 011105 | Reason SALECO | | | | |
| | | | Location FRHWIM | | | | | |
| | | BH18 8EP | | | | | | |

| ıt No | Employee Details | | | Option Details | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| ›927065 | MR J ROE | | Emp No5300 | Open Date | 010205 | Opt Price | 1.076000 | Company Amt | 269.00 |
| | JOHN | | NI No YW658898C | Grant Date | 161104 | Shares Exer | 250 | Cheque No | 764132 |
| | 83 YORK ROAD | | | Term | 5 | Balance | 276.00 | Ind Amount | 7.00 |
| | BROADSTONE | | | Sub Amount | 23.00 | Interest | 0.00 | Cheque No | 764138 |
| | | | Left Date 011105 | Reason | SALECO | | | | |
| | | | Location FRH | | | | | | |
| | | BH18 8EP | | | | | | | |
| )387063 | MR BA WILLIAMS | | Emp No1458 | Open Date | 010203 | Opt Price | 0.769000 | Company Amt | 292.22 |
| | BRUCE | | NI No YK607755C | Grant Date | 141102 | Shares Exer | 380 | Cheque No | 764132 |
| | 2 HEPPENSTALL ROAD | | | Term | 5 | Balance | 288.00 | Ind Amount | 4.18 |
| | BARNSTAPLE | | | Sub Amount | 8.00 | Interest | 8.40 | Cheque No | 764135 |
| | | | Left Date 011105 | Reason | SALECO | | | | |
| | | | Location HTE | | | | | | |
| | | EX32 7AX | | | | | | | |
| 5014464 | MR BA WILLIAMS | | Emp No1458 | Open Date | 010204 | Opt Price | 0.939000 | Company Amt | 234.75 |
| | BRUCE | | NI No YK607755C | Grant Date | 141103 | Shares Exer | 250 | Cheque No | 764132 |
| | 2 HEPPENSTALL ROAD | | | Term | 5 | Balance | 240.00 | Ind Amount | 7.57 |
| | BARNSTAPLE | | | Sub Amount | 10.00 | Interest | 2.32 | Cheque No | 764134 |
| | | | Left Date 011105 | Reason | SALECO | | | | |
| | | | Location HTE | | | | | | |
| | | EX32 7AX | | | | | | | |
| 9816965 | MR BA WILLIAMS | | Emp No1458 | Open Date | 010205 | Opt Price | 1.076000 | Company Amt | 118.36 |
| | BRUCE | | NI No YK607755C | Grant Date | 161104 | Shares Exer | 110 | Cheque No | 764132 |
| | 2 HEPPENSTALL ROAD | | | Term | 5 | Balance | 120.00 | Ind Amount | 1.64 |
| | BARNSTAPLE | | | Sub Amount | 10.00 | Interest | 0.00 | Cheque No | 764133 |
| | | | Left Date 011105 | Reason | SALECO | | | | |
| | | | Location FRH | | | | | | |
| | | EX32 7AX | | | | | | | |


SECRETARIAT

*Please complete in typescript, or in bold black capitals*
CHFP029

# 88(2)

## Return of Allotment of Shares

| | |
|---|---|
| **Company Number** | 30470 |
| **Company name in full** | Cobham plc |

### Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | Day | Month | Year |
|---|---|---|---|
| From | 19 | 01 | 2006 |
| To | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary 2.5p, £, | | |
| Number allotted | 35,686 | | |
| Nominal value of each share | £ 0.025 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £ 0.025 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING<br>Address:<br>UK Postcode | Class of shares allotted<br>Ordinary 2.5p, £, | Number allotted<br>35,686 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

Signed J. M. POPE Date 19-1-06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

---

BULK PROOF LIST FOR COBHAM PLC

Closure Date 12-JAN-2006

No of Shares 31040 27016.87

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 11-JAN-2006 at 10:51

Pages Printed : 00003

File no. 82-34925

| ccount No. | Name | Address Line 1 | Shares Ex. | Share Amount | Batch No |
|---|---|---|---|---|---|
| 869816965 | WILLIAMS, BA MR | 2 HEPPENSTALL ROAD EX32 7AX | 110 | 118.36 | 94582 |
| 175014464 | WILLIAMS, BA MR | 2 HEPPENSTALL ROAD EX32 7AX | 250 | 234.75 | 94582 |
| 830387063 | WILLIAMS, BA MR | 2 HEPPENSTALL ROAD EX32 7AX | 380 | 292.22 | 94582 |
| 174760764 | RICHARDSON, MK MR | 10 CLANDON DRIVE SO50 4QQ | 740 | 694.86 | 94582 |
| 869934365 | RICHARDSON, MK MR | 10 CLANDON DRIVE SO50 4QQ | 270 | 290.52 | 94582 |
| 869927065 | ROE, J MR | 83 YORK ROAD BH18 8EP | 250 | 269.00 | 94582 |
| 410628662 | ROE, J MR | 83 YORK ROAD BH18 8EP | 4690 | 3939.60 | 94582 |
| 829916463 | ROE, J MR | 83 YORK ROAD BH18 8EP | 3800 | 2922.20 | 94582 |
| 175101964 | ROE, J MR | 83 YORK ROAD BH18 8EP | 1780 | 1671.42 | 94582 |
| 870667665 | BROWN, JD MR | 7 DALE RISE YO13 0EG | 220 | 236.72 | 94582 |
| 174738064 | CHURCHER, DMW MR | 47 COLLINGWORTH RISE SO31 1DD | 490 | 460.11 | 94582 |
| 871121165 | RICHARDS, GP MR | 126 WARBURTON ROAD BH17 8SG | 920 | 989.92 | 94582 |
| 175371264 | RICHARDS, GP MR | 126 WARBURTON ROAD BH17 8SG | 2700 | 2535.30 | 94582 |
| 174522164 | FINLAY, CM MRS | 4 THORESBY COURT BH25 5UJ | 3070 | 2882.73 | 94582 |
| 175324064 | JONES, NA MISS | 4 OLD FARM GARDENS DT11 7UU | 870 | 816.93 | 94582 |
| 871005365 | JONES, NA MISS | 4 OLD FARM GARDENS DT11 7UU | 890 | 957.64 | 94582 |
| 174808564 | CLARKE, PG MR | 73 PETERS ROAD SO31 6EL | 1850 | 1737.15 | 94582 |
| 829546063 | CLARKE, PG MR | 73 PETERS ROAD SO31 6EL | 6170 | 4744.73 | 94582 |
| 829910563 | JONES, NA MISS | 4 OLD FARM GARDENS DT11 7UU | 1590 | 1222.71 | 94582 |

| , | Employee Details | | | Option Details | | | |
|---|---|---|---|---|---|---|---|
| ;65 | MR JD BROWN | Emp No618 | Open Date 010205 | Opt Price | 1.076000 | Company Amt | 236.72 |
| | JOHN | NI No NA892743C | Grant Date 161104 | Shares Exer | 220 | Cheque No | 764132 |
| | 7 DALE RISE | | Term 3 | Balance | 240.00 | Ind Amount | 3.28 |
| | BURNISTON | | Sub Amount 20.00 | Interest | 0.00 | Cheque No | 764142 |
| | SCARBOROUGH | Left Date 071205 | Reason REDUND | | | | |
| | | Location SAL | | | | | |
| | YO13 0EG | | | | | | |
| 064 | MR DMW CHURCHER | Emp No15542 | Open Date 010204 | Opt Price | 0.939000 | Company Amt | 460.11 |
| | DAVID MICHAEL WILLIAM | NI No YK410867A | Grant Date 141103 | Shares Exer | 490 | Cheque No | 764132 |
| | 47 COLLINGWORTH RISE | | Term 3 | Balance | 456.00 | Ind Amount | 0.27 |
| | PARK GATE | | Sub Amount 19.00 | Interest | 4.38 | Cheque No | 764143 |
| | SOUTHAMPTON | Left Date 011105 | Reason SALECO | | | | |
| | | Location FRHIT | | | | | |
| | SO31 1DD | | | | | | |
| 063 | MR PG CLARKE | Emp No51168 | Open Date 010203 | Opt Price | 0.769000 | Company Amt | 4744.73 |
| | PETER | NI No YX647676D | Grant Date 141102 | Shares Exer | 6170 | Cheque No | 764132 |
| | 73 PETERS ROAD | | Term 7 | Balance | 4608.00 | Ind Amount | 0.26 |
| | LOCKS HEATH | | Sub Amount 128.00 | Interest | 136.99 | Cheque No | 764150 |
| | SOUTHAMPTON | Left Date 011105 | Reason SALECO | | | | |
| | | Location FRHIT | | | | | |
| | SO31 6EL | | | | | | |
| 564 | MR PG CLARKE | Emp No51168 | Open Date 010204 | Opt Price | 0.939000 | Company Amt | 1737.15 |
| | PETER | NI No YX647676D | Grant Date 141103 | Shares Exer | 1850 | Cheque No | 764132 |
| | 73 PETERS ROAD | | Term 5 | Balance | 1728.00 | Ind Amount | 7.41 |
| | LOCKS HEATH | | Sub Amount 72.00 | Interest | 16.56 | Cheque No | 764149 |
| | SOUTHAMPTON | Left Date 011105 | Reason SALECO | | | | |
| | | Location FRHIT | | | | | |
| | SO31 6EL | | | | | | |
| 164 | MRS CM FINLAY | Emp No1721 | Open Date 010204 | Opt Price | 0.939000 | Company Amt | 2882.73 |
| | CAROLE MAUD | NI No ZX281926C | Grant Date 141103 | Shares Exer | 3070 | Cheque No | 764132 |
| | 4 THORESBY COURT | | Term 3 | Balance | 2856.00 | Ind Amount | 0.65 |
| | NEW MILTON | | Sub Amount 119.00 | Interest | 27.38 | Cheque No | 764146 |
| | | Left Date 010106 | Reason REDUND | | | | |
| | | Location FRA | | | | | |
| | BH25 5UJ | | | | | | |

File no. 8234923

| : No | Employee Details | | | | Option Details | | | | |
|---|---|---|---|---|---|---|---|---|---|
| '10563 | MISS NA JONES | | Emp No5239 | Open Date | 010203 | Opt Price | 0.769000 | Company Amt | 1222.71 |
| | NICOLA ANN | | NI No NR638436A | Grant Date | 141102 | Shares Exer | 1590 | Cheque No | 764132 |
| | 4 OLD FARM GARDENS | | | Term | 3 | Balance | 1188.00 | Ind Amount | 0.03 |
| | BLANDFORD FORUM | | | Sub Amount | 33.00 | Interest | 34.74 | Cheque No | 764151 |
| | | | Left Date 310705 | Reason | TUPETF | | | | |
| | | | Location FRL | | | | | | |
| | | DT11 7UU | | | | | | | |
| ;24064 | MISS NA JONES | | Emp No5239 | Open Date | 010204 | Opt Price | 0.939000 | Company Amt | 816.93 |
| | NICOLA ANN | | NI No NR638436A | Grant Date | 141103 | Shares Exer | 870 | Cheque No | 764132 |
| | 4 OLD FARM GARDENS | | | Term | 3 | Balance | 850.00 | Ind Amount | 40.91 |
| | BLANDFORD FORUM | | | Sub Amount | 34.00 | Interest | 7.84 | Cheque No | 764147 |
| | | | Left Date 310705 | Reason | TUPETF | | | | |
| | | | Location FRL | | | | | | |
| | | DT11 7UU | | | | | | | |
| )05365 | MISS NA JONES | | Emp No5239 | Open Date | 010205 | Opt Price | 1.076000 | Company Amt | 957.64 |
| | NICOLA ANN | | NI No NR638436A | Grant Date | 161104 | Shares Exer | 890 | Cheque No | 764132 |
| | 4 OLD FARM GARDENS | | | Term | 3 | Balance | 1040.00 | Ind Amount | 82.36 |
| | BLANDFORD FORUM | | | Sub Amount | 80.00 | Interest | 0.00 | Cheque No | 764148 |
| | | | Left Date 310705 | Reason | TUPETF | | | | |
| | | | Location FRL | | | | | | |
| | | DT11 7UU | | | | | | | |
| 371264 | MR GP RICHARDS | | Emp No6344 | Open Date | 010204 | Opt Price | 0.939000 | Company Amt | 2535.30 |
| | GAVIN PAUL | | NI No NR500586D | Grant Date | 141103 | Shares Exer | 2700 | Cheque No | 764132 |
| | 126 WARBURTON ROAD | | | Term | 3 | Balance | 2520.00 | Ind Amount | 8.88 |
| | CANFORD HEATH | | | Sub Amount | 105.00 | Interest | 24.18 | Cheque No | 764145 |
| | POOLE | | Left Date 010805 | Reason | TUPETF | | | | |
| | | | Location FRL | | | | | | |
| | | BH17 8SG | | | | | | | |
| 121165 | MR GP RICHARDS | | Emp No6344 | Open Date | 010205 | Opt Price | 1.076000 | Company Amt | 989.92 |
| | GAVIN PAUL | | NI No NR500586D | Grant Date | 161104 | Shares Exer | 920 | Cheque No | 764132 |
| | 126 WARBURTON ROAD | | | Term | 3 | Balance | 996.00 | Ind Amount | 6.08 |
| | CANFORD HEATH | | | Sub Amount | 83.00 | Interest | 0.00 | Cheque No | 764144 |
| | POOLE | | Left Date 010805 | Reason | TUPETF | | | | |
| | | | Location FRL | | | | | | |
| | | BH17 8SG | | | | | | | |

| o | Employee Details | | | | Option Details | | | |
|---|---|---|---|---|---|---|---|---|
| 764 | MR MK RICHARDSON | | Emp No19887 | Open Date 010204 | Opt Price | 0.939000 | Company Amt | 694.86 |
| | MICHAEL KEITH | | NI No YX021114B | Grant Date 141103 | Shares Exer | 740 | Cheque No | 764132 |
| | 10 CLANDON DRIVE | | | Term 3 | Balance | 696.00 | Ind Amount | 7.82 |
| | EASTLEIGH | | | Sub Amount 29.00 | Interest | 6.68 | Cheque No | 764136 |
| | | | Left Date 011105 | Reason SALECO | | | | |
| | | | Location FRHIT | | | | | |
| | | SO50 4QQ | | | | | | |
| 365 | MR MK RICHARDSON | | Emp No19887 | Open Date 010205 | Opt Price | 1.076000 | Company Amt | 290.52 |
| | MICHAEL KEITH | | NI No YX021114B | Grant Date 161104 | Shares Exer | 270 | Cheque No | 764132 |
| | 10 CLANDON DRIVE | | | Term 3 | Balance | 300.00 | Ind Amount | 9.48 |
| | EASTLEIGH | | | Sub Amount 25.00 | Interest | 0.00 | Cheque No | 764137 |
| | | | Left Date 011105 | Reason SALECO | | | | |
| | | | Location FRH | | | | | |
| | | SO50 4QQ | | | | | | |
| 662 | MR J ROE | | Emp No | Open Date 010202 | Opt Price | 0.840000 | Company Amt | 3939.60 |
| | JOHN | | NI No YW658898C | Grant Date 121101 | Shares Exer | 4690 | Cheque No | 764132 |
| | 83 YORK ROAD | | | Term 5 | Balance | 3792.00 | Ind Amount | 0.96 |
| | BROADSTONE | | | Sub Amount 79.00 | Interest | 148.56 | Cheque No | 764139 |
| | | | Left Date 011105 | Reason SALELO | | | | |
| | | | Location FRL | | | | | |
| | | BH18 8EP | | | | | | |
| 463 | MR J ROE | | Emp No5300 | Open Date 010203 | Opt Price | 0.769000 | Company Amt | 2922.20 |
| | JOHN | | NI No YW658898C | Grant Date 141102 | Shares Exer | 3800 | Cheque No | 764132 |
| | 83 YORK ROAD | | | Term 5 | Balance | 2844.00 | Ind Amount | 4.78 |
| | BROADSTONE | | | Sub Amount 79.00 | Interest | 82.98 | Cheque No | 764140 |
| | | | Left Date 011105 | Reason SALECO | | | | |
| | | | Location FRL | | | | | |
| | | BH18 8EP | | | | | | |
| 964 | MR J ROE | | Emp No5300 | Open Date 010204 | Opt Price | 0.939000 | Company Amt | 1671.42 |
| | JOHN | | NI No YW658898C | Grant Date 141103 | Shares Exer | 1780 | Cheque No | 764132 |
| | 83 YORK ROAD | | | Term 5 | Balance | 1656.00 | Ind Amount | 0.48 |
| | BROADSTONE | | | Sub Amount 69.00 | Interest | 15.90 | Cheque No | 764141 |
| | | | Left Date 011105 | Reason SALECO | | | | |
| | | | Location FRHWIM | | | | | |
| | | BH18 8EP | | | | | | |

| o | Employee Details | | | | Option Details | | | |
|---|---|---|---|---|---|---|---|---|
| 065 | MR J ROE | | Emp No5300 | Open Date 010205 | Opt Price | 1.076000 | Company Amt | 269.00 |
| | JOHN | | NI No YW658898C | Grant Date 161104 | Shares Exer | 250 | Cheque No | 764132 |
| | 83 YORK ROAD | | | Term 5 | Balance | 276.00 | Ind Amount | 7.00 |
| | BROADSTONE | | | Sub Amount 23.00 | Interest | 0.00 | Cheque No | 764138 |
| | | | Left Date 011105 | Reason SALECO | | | | |
| | | | Location FRH | | | | | |
| | | BH18 8EP | | | | | | |
| 063 | MR BA WILLIAMS | | Emp No1458 | Open Date 010203 | Opt Price | 0.769000 | Company Amt | 292.22 |
| | BRUCE | | NI No YK607755C | Grant Date 141102 | Shares Exer | 380 | Cheque No | 764132 |
| | 2 HEPPENSTALL ROAD | | | Term 5 | Balance | 288.00 | Ind Amount | 4.18 |
| | BARNSTAPLE | | | Sub Amount 8.00 | Interest | 8.40 | Cheque No | 764135 |
| | | | Left Date 011105 | Reason SALECO | | | | |
| | | | Location HTE | | | | | |
| | | EX32 7AX | | | | | | |
| 464 | MR BA WILLIAMS | | Emp No1458 | Open Date 010204 | Opt Price | 0.939000 | Company Amt | 234.75 |
| | BRUCE | | NI No YK607755C | Grant Date 141103 | Shares Exer | 250 | Cheque No | 764132 |
| | 2 HEPPENSTALL ROAD | | | Term 5 | Balance | 240.00 | Ind Amount | 7.57 |
| | BARNSTAPLE | | | Sub Amount 10.00 | Interest | 2.32 | Cheque No | 764134 |
| | | | Left Date 011105 | Reason SALECO | | | | |
| | | | Location HTE | | | | | |
| | | EX32 7AX | | | | | | |
| 965 | MR BA WILLIAMS | | Emp No1458 | Open Date 010205 | Opt Price | 1.076000 | Company Amt | 118.36 |
| | BRUCE | | NI No YK607755C | Grant Date 161104 | Shares Exer | 110 | Cheque No | 764132 |
| | 2 HEPPENSTALL ROAD | | | Term 5 | Balance | 120.00 | Ind Amount | 1.64 |
| | BARNSTAPLE | | | Sub Amount 10.00 | Interest | 0.00 | Cheque No | 764133 |
| | | | Left Date 011105 | Reason SALECO | | | | |
| | | | Location FRH | | | | | |
| | | EX32 7AX | | | | | | |

| | | | | | | | | | | | | | | | | Schedule 1 to | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Closure report dated 18.1.2006 originator - Yorkshire Building Society | | | | | | | | | | | | | | | | GPC minute dated 19th January 2006 | | |
| AccountNumber | GrantDate | Term | OptionPrice | Share Premium | Title | Surname | Initials | NINO | ExercisedShares | Cost | Address1 | Address2 | Postcode | Forenames | Location | | Executor |
| 005174977464 | 141103 | 3 | 0.939 | 0.914 | MR | KENNEDY | IW | WM156643B | 1850 | 1,737.15 | 36 PARKLANDS | SOUTH MOLTON | EX36 4EW | IAN WILLIAM | HTE | | |
| 008870460665 | 161104 | 3 | 1.076 | 1.051 | MR | KENNEDY | IW | WM156643B | 270 | 290.52 | 36 PARKLANDS | SOUTH MOLTON | EX36 4EW | IAN WILLIAM | FRH | | |
| 008869880065 | 161104 | 5 | 1.076 | 1.051 | MR | PADLEY | I | NY199714A | 220 | 236.72 | 17 GARDENIA DRIVE | FAREHAM | PO15 5DN | IAN | FRH | | |
| 8879118565 | 161104 | 3 | 1.76 | 1.735 | MR | BIDDLECOMBE | N | YT198979C | 501 | 539.07 | 43 WYNTON WAY | FAREHAM | PO15 6NR | NEIL | FRH | DECEASED | MRS HELEN MAY BIDDLECOMBE |
| 5174751864 | 141103 | 3 | 0.939 | 0.914 | MR | BIDDLECOMBE | N | YT198979C | 1805 | 1,694.89 | 43 WYNTON WAY | FAREHAM | PO15 6NR | NEIL | FRHIT | DECEASED | MRS HELEN MAY BIDDLECOMBE |
| Totals | | | | | | | | | 4646 | 4,498.35 | | | | | | | |



File 10. 8234923



London **STOCK EXCHANGE**

## FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

If the transaction is a new equity issue, all fields must be completed. We request that this form arrives no later than **10 business days prior** to the consideration of the application for admission to trading. This is to enable the information marked with an asterisk (*) to be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286.**

For **all other transactions**, this form is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading. **Please note that the fields marked with an (*) asterisk do not need to be completed**. The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 4310**.

**Application to be considered on (date):** 
**Dealings expected to commence on (date):** 

**1. Full legal name of issuer:** Cobham plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

**2.* Country of incorporation:** 

**3.* Home EU competent authority for listing** ***(if not UKLA)*****:** 

a. **Will the securities also be admitted to the Official List of the UKLA?** YES/NO

b. **If appropriate, has the "passport" been lodged with the UKLA?** YES/NO

**4. Type of issue for which application is being made:**
*(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)*

Block Listing

**5.* Expected size of offer (£m):** 

**6.* Expected market cap. post issue :** 

**7. Amount and full description of each class of security for which application is now being made:**
*(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)*

1,000,000 shares of 2.5p each fully paid to be used in connection with the Cobham Savings Related Share Option Scheme

8. **Are the securities for which application is now made identical ** in all respects**

a. **with each other?** YES/NO

b. **with an existing class of security?** YES/NO

** If you answered *NO* to either question how do the securities differ and when will they become identical?

***Note in relation to Question 8:***

** **identical** means in this context:

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

*If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.*

9. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

**Date:**

10. **Please indicate whether the certificates are in registered or bearer form:**

REGISTERED/BEARER

11. **Default place of settlement (system):**

12. **Issuer details:**

a. **Contact name:** J M Pope

b. **Job Title:** Company Secretary

c. **Telephone Number:** 01202 857552

d. **Email address:** popej@cobham.com

13. **Invoicing – Value Added Tax (VAT)**

*To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following **mandatory** section:*

a. **Country of Principal Place of Business (PPB):** England

*NB: PPB is usually the head office, headquarters or 'seat' from which business is run.*

b. **Is the Issuer registered for VAT in the UK?** YES: √ NO:

c. **Is the Issuer registered for VAT in another EC country?** YES: NO: √

d. **If YES, please confirm EC VAT registration number:**

*NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being*

*charged on admission and annual fees.*

**14.* Brief description of business:**

**15.* Directors** *(names, job-titles, executive/non-executive status)*:

**16.* Fiscal year end:**

**17. Sponsor/ Lead manager / Adviser (if applicable):**

a. **Contact name:**
b. **Telephone Number:**
c. **Email address:**

**18.* Sponsor:**

**19.* Corporate Broker:**

**20.* Financial PR advisors:**

**21.* Address at which admission document will be available:**

**22.* Date available:**

**Declaration**

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

(d) We shall pay applicable admission fee and annual.

We undertake to comply with the Standards as published by the London Stock Exchange.

| | | | |
|---|---|---|---|
| **Signed:** | [signature] | **Print Name:** | JOHN M POPE |
| **Job Title:** | Company Secretary | **Date:** | 20th January 2006 |

Sighed by a duly authorised officer (e.g. Director) for and on behalf of:

**Name of issuer:** Cobham plc

***Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.***